EnCana Corporation
Supplemental Financial Information (unaudited)
Exhibit to June 30, 2003 Consolidated Financial Statements

CONSOLIDATED FINANCIAL RATIOS – MEDIUM TERM NOTES & DEBT SECURITIES

The following ratios, based on the consolidated financial statements, are provided in connection with the Company’s continuous offering of medium-term notes and debt securities and are for the 12-month period then ended.

	June 30

	2003	2002

Interest coverage on long-term debt:
Net earnings excluding carrying charges of preferred securities	9.9	8.4
Net earnings including carrying charges of preferred securities	10.2	8.2
Cash flow excluding carrying charges of preferred securities	14.8	14.2
Cash flow including carrying charges of preferred securities	15.2	13.8

Note: This information has not been distributed to shareholders.